1-8520

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002 5/31/2002

HITACHI, LTD.

(Translation of Registrant's Name Into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HITACHI, LTD.
(Registrant)

Date June 11, 2002

By Kazuo Kumagai
Kazuo Kumagai
Executive Vice President and Director

FOR IMMEDIATE RELEASE

Contacts:

Hitachi, Ltd.
Yoshiaki Segawa
+ 81-3-3258-2055
yoshiaki_segawa@hdq.hitachi.co.jp

Hitachi Electronics Engineering Co., Ltd.
Masahiko Okiyama
+ 81-3-5467-1160
m-oki@aa.hitachi-deco.co.jp

Kaoru Maruyama
+ 81-3-5467-1160
k-maru@aa.hitachi-deco.co.jp

Hitachi, Ltd. and Hitachi Electronics Engineering Co., Ltd. Sign Share Exchange Agreement

Tokyo, Japan, May 23, 2002 -- Hitachi, Ltd. (TSE:6501, NYSE:HIT, Hitachi) and Hitachi Electronics Engineering Co., Ltd. (TSE:6873, Hitachi Electronics Engineering) today announced that they have signed a share exchange agreement today, in accordance with decisions taken by their respective boards of directors. The agreement is based on a memorandum by the two parties dated March 28, 2002.

Outline of the share exchange agreement

1. Methodology

Hitachi and Hitachi Electronics Engineering shall exchange shares in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan to have Hitachi become the parent company, retaining whole ownership in Hitachi Electronics Engineering and have Hitachi Electronics Engineering become a wholly-owned subsidiary of Hitachi.

2. Shares to be issued and allotted for share exchange

Hitachi shall issue a total of 4,500,000 ordinary shares for allocation to Hitachi Electronics Engineering shareholders, including beneficial shareholders listed in the company's shareholders register, including the register of beneficial shareholders, at the close of business on the day prior to the share exchange date. Shareholders of Hitachi Electronics Engineering shall receive 0.5 shares of Hitachi stock per share of Hitachi Electronics Engineering stock held. However, there will be no allocation of shares with respect to the 21,415,000 shares of Hitachi Electronics Engineering stock held by Hitachi.

3. Initial date for calculating dividends

The initial date for calculating dividends payable on the shares issued for the share exchange in the preceding article shall be October 1, 2002.

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4. Amount of capital and capital reserve

There will be no increase in the capital of Hitachi. Hitachi's capital reserve shall increase by the amount of net assets of Hitachi Electronics Engineering that remain outstanding on the effective date of the share exchange, multiplied by the ratio of: the number of shares to be transferred to Hitachi upon the share exchange to the total number of issued shares of Hitachi Electronics Engineering.

5. Approval of the agreement

Hitachi Electronics Engineering shall propose for shareholder approval the share exchange agreement and share exchange at its ordinary general meeting of shareholders scheduled for June 27, 2002.

In accordance with the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan, Hitachi does not plan to submit the share exchange agreement for approval at Hitachi's ordinary general meeting of shareholders.

Schedule of the share exchange

May 23, 2002	Board of directors to approve the share exchange agreement; Signing of the share exchange agreement
June 27, 2002	Shareholder approval of the share exchange agreement (ordinary general meeting of shareholders of Hitachi Electronics Engineering)
September 25, 2002	Delisting of Hitachi Electronics Engineering from Tokyo Stock Exchange
September 30, 2002	Deadline for the submission of Hitachi Electronics Engineering share certificates by shareholders
October 1, 2002	Effective date of the share exchange

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FOR IMMEDIATE RELEASE

Press Contacts

Hitachi, Ltd. Japan
Keisaku Shibatani
Tel:+81-3-3258-2057
E-Mail:keisaku_shibatani@hdq.hitachi.co.jp

Fuji Electric Co., Ltd. Japan
Hideaki Kosugi
Tel:+81-3-5435-7206
E-Mail:kosugi-hideaki@fujielectric.co.jp

Meidensha Corporation Japan
Kazuo Maehara
Tel:+81-3-5641-7134
E-Mail:maehara-k@honsha.meidensha.co.jp

Hitachi, Ltd., Fuji Electric Co., Ltd. and Meidensha Corporation Transfer Substation Systems Businesses to Japan AE Power Systems Corporation by the Separation of Related Units.

Tokyo, May 23, 2002, --- Hitachi, Ltd. (TSE:6501／NYSE:HIT), Fuji Electric Co., Ltd. (TSE:6504) and Meidensha Corporation (TSE:6508) announced today that they have agreed to transfer their substation businesses to Japan AE Power Systems Corporation by separating each related business units. The three companies' substation businesses comprise such operations as transformers, circuit breakers and switching devices. Japan AE Power Systems is a joint venture established by the three companies.

The substation market continues on its course of rapid change driven by liberalization and deregulation of the electric power industry in Japan. In Japanese market, the level of capital investment by the electric power companies is held low, affected by on-going electric power industry liberalization.

There are new emerging market factors that Japan AE Power Systems has to face: the growth of Independent Power Provider (IPP) business, the rise of the distributed generation represented by the microturbines and fuel cells, and the rising need to replace the outmoded and inefficient business capitals installed during the Japanese high economic growth period into the energy efficient ones.

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In overseas markets, although electric power demands in the Southeast Asia and China and the power retail market is growing there, the market climate with the leading overseas makers is getting very competitive.

Hitachi, Fuji Electric and Meidensha entered into a comprehensive strategic alliance covering development, manufacture and service in the transmission and distribution business in January 2001, with the goals of: (1) strengthening the competitiveness of the product offerings, (2) accelerating the new product development process through the synergy of each leading-edge technologies and (3) developing the overseas businesses. As part of the alliance, the three companies established Japan AE Power Systems in July 2001. Japan AE Power Systems reinforced its product offering by taking advantage of the excellent engineering resources of three companies and embarked on the development of overseas business operations by opening new offices in Shanghai and Singapore.

To survive in the increasingly competitive substation market, the three companies will continue to refine business operation style and financial strength of Japan AE Power Systems. Specifically, the three companies agreed to separate its related business units to the Japan AE Power Systems by applying a provision of the recently enacted more simplified separation act under the commercial laws in Japan.

Japan AE Power Systems has to realize the timely product development and timely production by effectively allocating the resources currently scattered across the three companies' related production bases. By integrating and consolidating its product offerings and production lines and by managing more efficiently, Japan AE Power Systems aims to be a leading company in the global transmission and distribution market.

By transferring operations to Japan AE Power Systems, Hitachi, Fuji Electric and Meidensha hope Japan AE Power Systems will deliver the stable profitability in the transmission and distribution sector, maintain the leading position in the market and continue its offering of the high quality and reliable products for the benefit of its customers.

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Reorganization Overview

1. Key points in the corporate separation move:

1. Key points in the business unit separation move:

(1) Separation schedule

Contract conclusion: July 25, 2002 (tentative)

Separation date: October 1, 2002

Separation registration: October 1, 2002

(2) Separation method

Simplified separation of business units from Hitachi, Fuji Electric and Meidensha into AE Power Systems

(3) Stock allocation

① Rates of Allocation

250,000 shares of Japan AE Power Systems' common stock will be issued to Hitachi.

150,000 shares of Japan AE Power Systems' common stock will be issued to Fuji Electric.

100,000 shares of Japan AE Power Systems' common stock will be issued to Meidensha.

② Basis for calculating allocation rates

In the interest of fairness and appropriateness of stock allocation, Hitachi, Fuji Electric and Meidensha have employed the services of a third-party audit corporation to calculate the value of the businesses to be separated.

③Results of third-party calculation and methods and basis of calculation

The auditing corporation applied the discount cash flow method, market multiple method and the net appraisal value method in its evaluations. Based on these results, stock allocation rates were determined through deliberation between Hitachi, Fuji Electric, Meidensha and Japan AE Power Systems.

(4) Rights and obligations transferred to the assuming company

Hitachi, Fuji Electric and Meidensha will transfer to the assuming company all assets, liabilities and contractual status in principle contracts relating to the separated businesses.

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(5) Anticipated fulfillment of obligations

Hitachi, Fuji Electric and Meidensha have determined that regarding all related binding obligations of the separating business unit whose maturity dates fall on dates after the separation date, AE Power Systems can fulfill these obligations.

(6) Directors newly appointed to the assuming company

None.

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2. Profile of the Compiles Included in the Separation Agreement

As of March 31, 2002.

Name	Hitachi, Ltd. (Separating company)	Fuji Electric Co., Ltd. (Separating company)	Meidensha Corp. (Separating company)	Japan AE Power Systems Corporation (Assuming company)
Business content	Development, manufacture, sales and service of information electronics, power and industrial systems, home electronics, material and others	Development manufacture, sales and service of communications and control systems for power and manufacturing industries, devices for electric power distribution and reception, FA systems, electronic devices and commercial-use consumer electronics and systems	Development, manufacture, sales and service of electric power plants, substations and other energy systems, water treatment systems, communication systems and industrial systems	Research, development, Design, manufacture, engineering, sales, installation, maintenance and service of equipment and machinery for transmission, reception and transformation of electric power
Established	February 1, 1920 (Instigated in 1910)	August 29, 1923	June 1, 1917 (Instigated in 1897)	July 1, 2001
Head office location	4-6, Kanda-Surugadai, Chiyoda-ku, Tokyo	1-1,Tanabeshinden, Kawasaki-ku, Kawasaki-shi, Kanagawa-ken	2-1-17, Osaki, Shinagawa-ku, Tokyo	2-1-1, Yaesu, Chuo-ku, Tokyo
President	Etsuhiko Shoyama, President and Director	Kunihiko Sawa, President and Representative Director	Shigeo Seko, President and Representative Director	Masakazu Mori, President and Representative Director
Paid-in capital	282,032 million yen	47,586 million yen	17,070 million yen	6,000 million yen
Shares of common stock issued and outstanding	3,338,481,041 million yen	715,080,369 million yen	202,025,158 million yen	120,000 million yen
Shareholders' equity	1,584,112 million yen	230,611 million yen	29,441 million yen	6,000 million yen
Total assets	3,783,804 million yen	783,689 million yen	164,132 million yen	10,929 million yen
Settlement term	March 31	March 31	March 31	March 31
No. of employees	50,427	8,576	3,275	1,775 (seconded)
Principal customers	Public-sector manufacturing and non-manufacturing industries as well as government agencies both domestic and overseas	Public-sector manufacturing and non-manufacturing industries as well as government agencies both domestic and overseas	Public-sector manufacturing and non-manufacturing industries as well as government agencies both domestic and overseas	Hitachi, Fuji Electric and Meidensha
Major shareholders (%)	Japan Trustee Services Bank, Ltd. 5.81% The Chase Manhattan Bank NA London 3.99% Nippon Life Insurance Company 3.93%	Fujitsu Ltd. 10.40% Daiichi Kangyo Bank, Ltd. 4.39% UFJ Trust Bank Limited (Trust account A) 4.16%	Sumitomo Electric Industries, Ltd. 6.51% UFJ Trust Bank Limited (Trust account A) 5.97% Sumitomo Mitsui Banking Corporation 5.00%	Hitachi 50% Fuji Electric 30% Meidensha 20%
Primary transaction banks (As of April 1, 2002)	UFJ Bank Limited The Industrial Bank of Japan, Limited The Dai-Ichi Kangyo Bank, Limited The Fuji Bank, Limited	Daiichi Kangyo Bank, Ltd. The Industrial Bank of Japan, Limited The Asahi Bank, Ltd.	Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd. UFJ Bank Limited	The Dai-Ichi Kangyo Bank, Limited The Industrial Bank of Japan, Limited UFJ Bank Limited

Intercorporate relations		
	Capital	Hitachi, Fuji Electric and Meidensha hold shares in Japan AE Power Systems.
	Human resources	Personnel seconded from Hitachi to Japan AE Power Systems: 843; previously transferred personnel: 0 Personnel seconded from Fuji Electric to Japan AE Power Systems: 491; previously transferred personnel: 0 Personnel seconded from Meidensha to Japan AE Power Systems: 441; previously transferred personnel: 0
	Transactions	Buying and selling of products and components related to the substation industry as well as related operations.

*The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited changed the name into "Mizuho Bank, Ltd.", "Mizuho Corporate Bank, Ltd." because of divided and merged.

3. Performance for the past three fiscal years (broken down by each company)

(unit: millions of yen (except where otherwise indicated)

	Hitachi, Ltd. (Separating company)			Fuji Electric Co., Ltd. (Separating company)		
Fiscal year ended	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2000	March 31, 2001	March 31, 2002
Net sales	3,771,948	4,015,824	3,522,299	515,391	509,809	469,338
Operating income (loss)	40,865	98,577	(84,742)	1,139	15,216	6,104
Recurring profit (loss)	31,787	56,058	(81,663)	1,543	16,127	6,297
Net income (loss)	11,872	40,121	(252,641)	1,228	9,793	3,651
Net income (loss) per share (yen)	3.56	12.02	(75.69)	1.71	13.69	5.11
Shareholders' dividend per share (yen)	6.00	11.00	3.00	–	6.00	5.00
Shareholders' per share (yen)	475.26	496.81	408.79	181.29	194.99	322.52
	Meidensha Corp. (Separating company)			Japan AE Power Systems Corporation (Assuming company) (Est. July 2002)		
Fiscal year ended	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2000	March 31, 2001	March 31, 2002
Net sales	161,810	146,442	149,895	–	–	18,115
Operating income (loss)	1,078	2,099	1,518	–	–	79
Recurring profit (loss)	1.036	2,174	1,193	–	–	80
Net income (loss)	1,111	(3,378)	(4,431)	–	–	0
Net income (loss) per share (yen)	5.50	(16.72)	(21.94)	–	–	1.64
Shareholders' dividend per share (yen)	–	–	–	–	–	–
Shareholders' per share (yen)	179.22	162.50	145.74	–	–	50,001.64

4. Three companies' status after the separation of its related business units

(1) No changes will made to the company names, business content or head office location of Hitachi, Fuji Electric or Meidensha following separation. Paid-in capital will not be decreased due to this transfer of business.

(2) Impact on the performance of Hitachi and Fuji Electric will be negligible.
Forecasts for the performance of Meidensha taking into account this separation move will be announced following the finalization of contract details.

5. Profile of Japan AE Power Systems Corporation (following transfer)

(1) Head office location: 2-1-1, Yaesu, Chuo-ku, Tokyo

(2) Principal plants: City of Hitachi, Ibaraki-ken, City of Ichikawa, Chiba-ken, City of Numazu, Shizuoka-ken

(3) Paid-in capital: ¥20 billion (stake ratio: Hitachi 50%、Fuji Denki 30%、Meidensha 20%) (tentative)

(4) Establishment: July 1, 2001

(5) Business content: Research, development, design, manufacture, engineering, sales, installation, maintenance, and service of equipment and machinery for transmission, reception and transformation of electric power

(6) President: Masakazu Mori, President and Representative Director

(7) Employees: Approximately 1,300

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HITACHI
Inspire the Next

NEWS RELEASE

FOR IMMEDIATE RELEASE

Contacts:

Masanao Sato
Public Relations
Hitachi, Ltd.
+81-3-3258-2055
masanao_sato@hdq.hitachi.co.jp

U.S.:
Matt Takahashi
Hitachi America, Ltd.
+1-650-244-7902
masahiro.takahashi@hal.hitachi.com

U.K.:
Kantaro Tanii
Hitachi Europe Ltd.
+44-1628-585379
kantaro.tanii@hitachi-eu.com

Singapore:
Yuji Hoshino
Hitachi Asia Ltd.
+65-231-2522
yhoshino@has.hitachi.com.sg

Hitachi to Absorb Part of Hitachi ULSI Systems

Tokyo, Japan, May 23, 2002 – Hitachi, Ltd. (TSE:6501, NYSE:HIT, Hitachi) today announced that in October this year the Semiconductor & Integrated Circuits Group will absorb the LSI design operations of its subsidiary Hitachi ULSI Systems Co., Ltd. The decision was reached at a meeting of Hitachi's Board of Directors held today. The integration of system LSI design operations, which Hitachi ULSI Systems performs for the Semiconductor & Integrated Circuits Group, is aimed at boosting efficiency.

In unifying these operations, Hitachi will take advantage of the corporate split provisions of the Japanese Commercial Code. Only the Semiconductor & Integrated Circuits Group-related design operations of Hitachi ULSI Systems will be separated from the company, with related assets and personnel transferred to the Semiconductor & Integrated Circuits Group.

The Semiconductor & Integrated Circuits Group has been implementing measures to improve the efficiency of manufacturing operations. Unifying all design activities within the Semiconductor & Integrated Circuits Group is expected to make design activities more efficient as well. Hitachi expects that the concentration of design resources facilitated by this integration and the unification of control will also accelerate decision-making and reinforce the earnings structure of the Semiconductor & Integrated Circuits Group.

Hitachi ULSI Systems, for its part, will develop and sell Hitachi microcomputer software development tools and evaluation boards. While maintaining a close relationship with the Semiconductor & Integrated Circuits Group, Hitachi ULSI Systems also aims to operate on an independent footing as a systems solutions provider. This company will draw on its device, systems and software technology to offer design services to semiconductor foundries, handle IP (Intellectual Property) and conduct other activities.

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Profile of Hitachi ULSI Systems Co., Ltd.

(1) Head office : 5-22-1, Josuihon-cho, Kodaira-shi, Tokyo
(2) President : Masahiko Ogirima
(3) Established : June 1980
(4) Capital : 900 million yen (wholly owned by Hitachi)
(5) Sales : 37.0 billion yen (Fiscal 2001)
(6) Employees : 2,360 (As of March 31, 2002)
(7) Business : Development, design, manufacture, inspection and sales of semiconductor products, semiconductor systems, and electronic appliances related to semiconductor products, etc

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FOR IMMEDIATE RELEASE

Contacts:

Hitachi, Ltd.
Keisaku Shibatani
+ 81-3-3258-2057
keisaku_shibatani@hdq.hitachi.co.jp

UNISIA JECS Corporation
Masaichi Katou
+ 81-46-225-8025
masaichi_katou@inisiajecs.co.jp

**Hitachi, Ltd. and UNISIA JECS Corporation
Sign Share Exchange Agreement**

Tokyo, Japan, May 28, 2002 -- Hitachi, Ltd. (TSE:6501, NYSE:HIT, Hitachi) and UNISIA JECS Corporation (TSE:7205, UJ) today announced that they have signed a share exchange agreement today, in accordance with decisions taken by their respective boards of directors. The agreement is based on a memorandum by the two parties dated April 18, 2002.

Outline of the share exchange agreement

1. Methodology
Hitachi and UJ shall exchange shares in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan to have Hitachi become the parent company, retaining whole ownership in UJ and have UJ become a wholly-owned subsidiary of Hitachi.

2. Shares to be issued and allotted for share exchange
Hitachi shall issue a total of 25,143,245 ordinary shares for allocation to UJ shareholders, including beneficial shareholders listed in the company's shareholders register, including the register of beneficial shareholders, at the close of business on the day prior to the share exchange date. Shareholders of UJ shall receive 0.5 shares of Hitachi stock per share of UJ stock held. However, there will be no allocation of shares with respect to the 25,535,000 shares of UJ stock held by Hitachi.

3. Initial date for calculating dividends
The initial date for calculating dividends payable on the shares issued for the share exchange in the preceding article shall be October 1, 2002.

4. Amount of capital and capital reserve
There will be no increase in the capital of Hitachi. Hitachi's capital reserve shall increase by the amount of net assets of UJ that remain outstanding on the effective date of the share exchange, multiplied by the ratio of: the number of shares to be transferred to Hitachi upon the share exchange to the total number of issued shares of UJ.

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5. Approval of the agreement
UJ shall propose for shareholder approval the share exchange agreement and share exchange at its ordinary general meeting of shareholders scheduled for June 27, 2002.

In accordance with the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan, Hitachi does not plan to submit the share exchange agreement for approval at Hitachi's ordinary general meeting of shareholders.

Schedule of the share exchange

May 28, 2002	Signing of the share exchange agreement
June 27, 2002	Shareholder approval of the share exchange agreement (ordinary general meeting of shareholders of UJ)
September 25, 2002	Delisting of UJ from Tokyo Stock Exchange
September 30, 2002	Deadline for the submission of UJ share certificates by shareholders
October 1, 2002	Effective date of the share exchange

About Hitachi, Ltd.
Hitachi, Ltd., headquartered in Tokyo, Japan, is one of the world's leading global electronics companies, with fiscal 2001 (ended March 31, 2002) consolidated sales of 7,993.7 billion yen ($60.1 billion*) The company manufactures and markets a wide range of products, including computers, semiconductors, consumer products and power and industrial equipment. For more information on Hitachi, Ltd., please visit Hitachi's Web site at http://global.hitachi.com
*At an exchange rate of 133 yen to the dollar.

About UNISIA JECS Corporation
UNISIA JECS CORPORATION, headquartered in Atsugi, Kanagawa, Japan, is one of the world's leading automotive parts suppliers, with fiscal 2001 (ended March 31, 2002) consolidated sales of 199.4 billion yen ($1.5 billion*) The company manufactures and markets products, including engine components, engine management systems, anti-lock braking systems and power steering systems.
*At an exchange rate of 133 yen to the dollar.

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(Summary Translation)

Extraordinary Report pursuant to Article 24-5.4 of the Securities and Exchange Law of Japan

May 29, 2002

Hitachi, Ltd.
Tokyo, Japan

1. Reason for Filing of Extraordinary Report

Hitachi, Ltd.(the Company) determined at the meeting of its Board of Directors held on May 23, 2002 to issue its new shares to make Hitachi Electronics Engineering Co., Ltd.(Hitachi Electronics Engineering) and UNISIA JECS Corporation(UNISIA JECS) wholly-owned subsidiaries thorough exchanges of shares under Article 358 of the Commercial Code of Japan. Thereupon, this Extraordinary Report is filed pursuant to Article 24-5, paragraph 4 of the Securities and Exchange Law of Japan and Article 19, paragraph 2, item 2 of the Ministerial Ordinance Concerning Corporate Disclosure, etc.

2. Contents

(1) Issuance of New Shares thorough Exchanges of Shares with Hitachi Electronics Engineering

a. Class of shares to be issued:

Common Stock

b. Number of shares to be issued:

4,500,000 shares

c. Amount to be transferred to stated capital:

None.

d. Aggregate amount to be transferred to stated capital:

None.

e. Method of issuance:

The Company will allot 0.5 new shares to each share of Hitachi Electronics Engineering. However, there will be no allocation of shares with respect to the shares of Hitachi Electronics Engineering stock held by the Company.

f. Use of proceeds from new issuance of shares:

Not applicable.

g. Date of issuance:

October 1, 2002

h. Stock exchanges where the new shares will be listed:

Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

(2) . Issuance of New Shares thorough Exchanges of Shares with UNISIA JECS

a. Class of shares to be issued:

Common Stock

b. Number of shares to be issued:

25,143,245 shares

c. Amount to be transferred to stated capital:

None.

d. Aggregate amount to be transferred to stated capital:

None.

e. Method of issuance:

The Company will allot 0.197 new shares to each share of UNISIA JECS. However, there will be no allocation of shares with respect to the shares of UNISIA JECS stock held by the Company.

f. Use of proceeds from new issuance of shares:

Not applicable.

g. Date of issuance:

October 1, 2002

h. Stock exchanges where the new shares will be listed:

Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

(3) Other Information

Stated capital as of May 29 JPY282,032,490,653

Number of outstanding shares as of May 29 3,338,481,041 shares